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WRITER'S DIRECT NUMBER
212-839-5673

WRITER'S E-MAIL ADDRESS
JPMARTIN@SIDLEY.COM

03007183

March 3, 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Stop 3-2
450 Fifth Street
Washington, D.C. 20549

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

SUPPL

03 MAR -6 AM 7:21

Re: Rule 12g3-2(b) Filing Requirements for
G.Acción, S.A. de C.V. (the "Issuer")
File No. 82-4590

Ladies and Gentlemen:

On behalf of the Issuer, enclosed please find a copies of the following:

1. English and Spanish language Press Releases, dated February 28, 2003, reporting the completion and delivery of a corporate office building in Mexico City to Sony de Mexico, which signed an 8-year lease for the building for approximately US$12.4 million.

This letter and the enclosed documents are being furnished in accordance with the requirements of Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Act"), with the understanding that such information will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act. The submission of this letter is not to be deemed an admission by the Issuer that it is subject to the Act.

Please acknowledge receipt of this letter by stamping and returning the enclosed copy and return it to the messenger who is delivering the package.

dlw 3/7

Please do not hesitate to contact me with any further questions or comments you may have at (212) 839-5673.

Very truly yours,

Jon P. Martin

(Enclosure)

cc (w/o Enclosure): Jorge Girault Facha (G.Acción, S.A. de C.V.)
Michael Fitzgerald

For Immediate Release

03 MAR -6 AM 7:

G.ACCION

G.ACCION DEVELOPS CORPORATE OFFICE BUILDING FOR SONY DE MEXICO IN RECORD TIME

Mexico City, February 28, 2003 – G.Accion S.A. de C.V. (BMV: GACCIONB; OTC: GACCIB), announced today that it has completed and delivered a corporate office building in the Santa Fe area of Mexico City to Sony de Mexico.

G.Accion developed this building, which has a total area of approximately 86,000 sq. ft., in nine and a half months.

The Company has signed an 8-year lease agreement with Sony de Mexico for a total of approximately US$12.4 million.

Luis Gutierrez Guajardo, CEO of G.Accion stated, "We are very proud to announce the timely completion and delivery of this corporate building for Sony de Mexico. For a building of this nature, it was completed in record time, which demonstrates to our clients and shareholders our leadership and commitment to adding value to our operation."

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About the Company

G.Accion is Mexico's leading public real estate company with an extensive portfolio of corporate offices and industrial properties, leased under dollar-denominated contracts. The Company's vision is to be a provider of real estate solutions in Mexico through the establishment of sale-and-lease-back and build-to-suit transactions with multinational companies looking to benefit from Mexico's real estate sector activity. G.Accion's total property portfolio reached 7.3 million sq. ft. as of February 28, 2003.

IR Contacts:

In Mexico
Jorge Girault Facha
jgf@accion.com.mx
Tel: (52) 55-5081-0825
Maria Fernanda Palomar
mpalomar@accion.com.mx
Tel: (52) 55-5081-0826

In New York
Bianca Hirani
bhirani@i-advize.com
Tel: (212) 406 - 3693

Para Distribución Inmediata

G.ACCION DESARROLLA EN TIEMPO RECORD EDIFICIO DE OFICINAS CORPORATIVAS PARA SONY DE MEXICO

México D.F., 28 de Febrero de 2003 – G.Accion S.A. de C.V. ("G.Acción") (BMV: GACCIONB, OTC: GACCIB), anunció la terminación y entrega de un edificio de oficinas corporativas en la zona de Santa Fe a Sony de México.

G. Acción desarrolló el edificio corporativo para Sony de México en un tiempo record de nueve meses y medio mismo que consta de 8,000 m2 de área rentable.

La empresa firmó un contrato de arrendamiento con Sony de México por 8 años por un monto total de aproximadamente $12'400,000 dólares por el plazo total.

Luis Gutiérrez Guajardo, Presidente de G.Acción, afirmó: "Estamos muy orgullosos de anunciar la terminación y entrega, en plazo y calidad, del edificio corporativo para Sony de México, mismo que ha sido desarrollado en un tiempo record para un inmueble de esa naturaleza, mostrando así nuestra capacidad de reacción, liderazgo y compromiso con nuestros clientes y accionistas para agregar valor a nuestra operación."

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G.Acción es la empresa inmobiliaria pública líder en México con un portafolio de edificios corporativos y propiedades industriales, rentadas bajo contratos denominados en dólares. La misión de la compañía es proveer soluciones inmobiliarias en México mediante el establecimiento de transacciones Sale-and-Leaseback y el desarrollo de proyectos Bajo Pedido para empresas multinacionales que buscan beneficiarse de la actividad en el sector inmobiliario de México. El portafolio total de propiedades de la compañía alcanzó los 680 mil metros cuadrados al 28 de febrero de 2003.

Contactos de RI:

En México
Jorge Girault Facha
jgf@accion.com.mx
Tel: (52) 55-5081-0825
María Fernanda Palomar
mpalomar@accion.com.mx
Tel: (52) 55-5081-0826

En Nueva York
Blanca Hirani
bhirani@i-advize.com
Tel: (212) 406 - 3693